nutreco

Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
[redacted]co.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

August 6, 2004 ps/B4187

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the

* Annual Report 2003
* Social & Environmental Report 2003
* Annual General Meeting of Shareholders of Nutreco Holding N.V., held on May 13, 2004:
  - free translation of the notice
  - free translation of the Agenda and commentary
* Free translation notice Dividend 2003
* Free translation notice Interim Dividend 2004
* Press releases from February 20, 2004 up to August 6, 2004;

which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

p.p.

B. Verwilghen
Company Secretary

dlw 8/10

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free translation

NUTRECO HOLDING N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice of the Annual General Meeting of Shareholders of Nutreco Holding N.V., to be held on Thursday, May 13, 2004 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

Agenda

1. Opening
2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2003
3. Report of the Executive Board over the year 2003
4. Annual Accounts 2003
   - 4.1 Determination of the Annual Accounts
   - 4.2 Dividend policy
   - 4.3 Dividend proposal
   - 4.4 Discharge of the Executive Board over the conduct of the business
   - 4.5 Discharge of the Supervisory Board over its supervisory duties
5. Corporate Governance
   - 5.1 Review of the Corporate Governance policy
   - 5.2 Determination of the Executive Board remuneration policy
   - 5.3 Approval of the performance shares and performance options schemes
   - 5.4 Remuneration of the Supervisory Board
6. Appointment of KPMG Accountants N.V. as external auditor
7. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months
8. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months
9. Communications and questions
10. Closing

The agenda with explanatory notes and the annual report and the accounts over 2003 are available as from today at the offices of Rabo Securities N.V., Amstelplein 1, Amsterdam and at the company's offices, Veerstraat 38, Boxmeer. These documents are available for attendees at the above locations free of charge or will be sent free of charge to those attendees having so requested (e-mail: ava@nutreco.com). These documents are also available via the internet on www.nutreco.com.

Registration Date
In accordance with article 20.3 of the Company's Articles of Association the Executive Board has decided that shall be eligible for attending the meeting those shareholders or proxyholders who have registered their holdings on **May 7, 2004** ("Registration Date") in one of the registers mentioned below:

Holders of bearer shares: the administrations of the financial institutions who are accredited with Euroclear Netherlands from which appears the ownership of the shares concerned in accordance with Dutch legislation.

Holders of nominative shares: the register of shareholders as kept by Nutreco Holding N.V.

Notification of attendance and admission
Persons entitled to vote at and attend to the meeting ("attendees") whose rights derive from **bearer shares** can attend the meeting provided they have notified their attendance. For the purposes of such notification, they need to instruct their financial institution to register them in writing with **Rabo Securities N.V., Amstelplein1 at Amsterdam (The Netherlands)** on **May 7, 2004 before 04.00 p.m.** at the latest. When notifying, the financial institution concerned needs to submit a declaration that the shareholder concerned shall remain registered with their administration until and including the Registration Date.

Attendees whose rights derive from **nominative shares** can attend the meeting provided they have notified **Nutreco Holding N.V., Veerstraat 38, at 5831 JN Boxmeer (The Netherlands)** in writing of their attendance on **May 7, 2004** at the latest and provided that they remain registered as a holder of nominative shares until and including the Registration Date.

Attendees who wish to give proxy are required to submit a signed proxy with the above-mentioned bank by **May 7, 2004** at the latest and the proxyholder is required to submit a copy of said proxy at the registration desk at the meeting. Attendees may be required to show proof of identity.

Boxmeer, April 26, 2004

The Executive Board

nutreco

NUTRECO HOLDING N.V.

JAARLIJKSE ALGEMENE VERGADERING VAN AANDEELHOUDERS

Oproeping tot de jaarlijkse Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., die zal plaatsvinden op donderdag 13 mei 2004, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam.

Agenda

1. Opening
2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2003
3. Verslag van de Raad van Bestuur over het boekjaar 2003
4. Jaarrekening 2003
   - 4.1 Vaststelling van de jaarrekening
   - 4.2 Bespreking reserverings- en dividendbeleid
   - 4.3 Voorstel tot uitkering van dividend
   - 4.4 Decharge van de Raad van Bestuur voor het gevoerde beleid
   - 4.5 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht
5. Corporate Governance
   - 5.1 Toelichting op het beleid inzake Corporate Governance
   - 5.2 Vaststelling van het beleid inzake bezoldiging van de Raad van Bestuur
   - 5.3 Goedkeuring regeling prestatiegebonden aandelen en prestatiegebonden opties
   - 5.4 Remuneratie van de Raad van Commissarissen
6. Benoeming van KPMG Accountants N.V. als externe accountant
7. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden
8. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden
9. Mededelingen en rondvraag
10. Sluiting

De agenda met toelichting en het jaarverslag met de jaarrekening over 2003 liggen vanaf heden ter inzage ten kantore van Rabo Securities N.V., Amstelplein 1 te Amsterdam en ten kantore van de Vennootschap, Veerstraat 38 te Boxmeer. Deze stukken zijn aldaar voor vergadergerechtigden gratis verkrijgbaar of worden gratis toegestuurd aan de aandeelhouders die hierom hebben verzocht (e-mail: ava@nutreco.com). Tevens zijn deze stukken via het internet beschikbaar op www.nutreco.com.

Registratiedatum

Conform artikel 20.3 van de statuten van de Vennootschap heeft de Raad van Bestuur bepaald dat voor de Algemene Vergadering van Aandeelhouders van 13 mei 2004 als stem- en vergadergerechtigden hebben te gelden zij die op **7 mei 2004** ("Registratiedatum") zijn ingeschreven in een van de hierna te noemen registers:

Houders van aandelen aan toonder: de administraties van de bij Euroclear Netherlands aangesloten instellingen waaruit blijkt aan wie de aandelen toebehoren krachtens de Wet Giraal Effectenverkeer.

Houders van aandelen op naam: het register van aandeelhouders zoals dat wordt bijgehouden door Nutreco Holding N.V.

Aanmelding en toegang

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen aan toonder** kunnen de vergadering bijwonen indien zij zich hebben aangemeld. Daartoe dienen zij hun bank of effecteninstelling opdracht te geven om hen **uiterlijk 7 mei 2004 vóór 16.00 uur** schriftelijk aan te melden bij **Rabobank Securities N.V., Amstelplein 1 te Amsterdam**. De betrokken bank of effecteninstelling dient bij de aanmelding een verklaring te overleggen dat de desbetreffende aandeelhouder in hun administratie geregistreerd blijft tot en met de Registratiedatum.

Stem- en vergadergerechtigden die hun rechten ontlenen aan **aandelen op naam** kunnen de vergadering bijwonen indien zij zich daartoe **uiterlijk 7 mei 2004** schriftelijk hebben aangemeld bij **Nutreco Holding N.V., Veerstraat 38, 5831 JN Boxmeer** en de aandelen ten name van de houder daarvan in het aandeelhoudersregister ingeschreven blijven tot en met de Registratiedatum.

Stem- en vergadergerechtigden die zich willen laten vertegenwoordigen dienen een door hen ondertekende volmacht **uiterlijk 7 mei 2004** in te leveren bij voornoemde bank en de gevolmachtigde dient een kopie van de volmacht voor de vergadering bij de inschrijfbalie in te leveren. Voor toelating tot de vergadering kan men worden verzocht zich met een identiteitsbewijs te legitimeren.

Boxmeer, 26 april 2004

Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

Free Translation

AGENDA

Annual General Meeting of Shareholders of Nutreco Holding N.V. to be held on May 13, 2004 at 02.30 p.m. at the NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Report of the Supervisory Board, of the Audit Committee and of the Remuneration Committee over the year 2003

3. Report of the Executive Board over the year 2003

4. Annual Accounts 2003
   4.1 Determination of the Annual Accounts
   4.2 Dividend policy (see explanatory note)
   4.3 Dividend proposal (see explanatory note)
   4.4 Discharge of the Executive Board over the conduct of the business
   4.5 Discharge of the Supervisory Board over its supervisory duties

5. Corporate Governance (see explanatory note)
   5.1 Review of the Corporate Governance policy
   5.2 Determination of the Executive Board remuneration policy
   5.3 Approval of the performance shares and performance options schemes
   5.4 Remuneration of the Supervisory Board

6. Appointment of KPMG Accountants N.V. as external auditor (see explanatory note)

7. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months (see explanatory note)

8. Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months (see explanatory note)

9. Communications and questions

10. Closing

Free translation

EXPLANATORY NOTE TO AGENDA ITEM 4.2

Dividend policy

The Company's dividend policy was announced at the listing of the Company in 1997 and indicated a pay-out ratio in the range of 30-35% of the net result attributable to holders of ordinary shares. The dividend is paid as an interim- and a final dividend and payment can take place, with the approval of the Supervisory Board, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

EXPLANATORY NOTE TO AGENDA ITEM 4.3

Dividend proposal

The dividend of EUR 0.53 per ordinary share corresponds to a pay-out percentage of 35% (2002: 35%) of the net result before impairment realised in the period 1 January 2003 till 31 December 2003 included. After deduction of the interim dividend of EUR 0.10 paid out in August 2003, the final dividend amounts to EUR 0.43 per ordinary share.

In accordance with article 28.2 of the Articles of Association the Executive Board, with the approval of the Supervisory Board, proposes to pay the dividend, at the discretion of the shareholders, either in cash or in the form of ordinary shares in the capital of the Company.

The ratio between the value of the stock dividend and the cash dividend will be determined by the Executive Board after close of trading on May 13, 2004 based on the closing price on that day. The value of the stock dividend will be equal to the cash dividend. The newly issued ordinary shares will be entitled to dividend over the year 2004 and following.

EXPLANATORY NOTE TO AGENDA ITEM 5

Corporate Governance

Reference is made to the Corporate Governance chapter which is included in the 2003 Annual Report on p. 47 to 59 where the Company's Corporate Governance policy is explained, following the best practices of the Dutch Corporate Governance Code.

Determination of the Executive Board's remuneration policy

The Executive Board's remuneration policy for 2004 is described on p. 53 to 55 of the 2003 Annual Report.

Approval of the performance shares and performance options schemes

As part of the variable remuneration of the Executive Board a new plan was designed for granting performance shares and performance options. The number of performance shares and performance options which the members of the Executive Board will actually receive depends on the Total Shareholders Return ('TSR') achieved over a period of three years ('vesting') compared with the TSR of a selection of comparable companies ('peer group'). Performance shares need to be kept for a period of five years from the 'vesting' date.
With regard to performance options, a total validity period of eight years applies, with 'vesting' in accordance with the conditions applying to performance shares for a period of three years, and an exercise period of five years from the 'vesting' date. A more detailed description is provided on p. 52 to 54 of the 2003 Annual Report.
Information on share options granted, exercised or lapsed can be found on p. 90 to 92 of the 2003 Annual Report.

Remuneration of the Supervisory Board

Information on the remuneration of the Supervisory Board in 2003 can be found on p. 82 of the 2003 Annual Report. For the year 2004 the remuneration of the Supervisory Board remains unchanged. Participation in the work of the Committees is compensated at the rate of EUR 2.500 per meeting.

EXPLANATORY NOTE TO AGENDA ITEM 6

Appointment of KPMG Accountants N.V. as external auditor

In accordance with the policy which was adopted last year, to submit to the Annual General Meeting of Shareholders the appointment of the external auditor, it is proposed to appoint KPMG Accountants N.V. as the external auditor of the Company for a period ending directly after the Annual General Meeting of Shareholders of 2005.

EXPLANATORY NOTE TO AGENDA ITEM 7

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to issue shares and to grant rights to take shares as provided for in article 8 of the Company's Articles of Association and with the restriction or the exclusion of the pre-emption rights as provided for in article 9 of the Articles of Association of the Company for a period of 18 months

In accordance with article 8 of the Company's Articles of Association a request is made to grant the Executive Board authorisation to issue shares and to grant rights to take shares and to limit or exclude the pre-emption rights of shareholders. With regard to the issue of ordinary shares, the mandate will be limited to 10% of the issued ordinary shares, as at the time of the mandate, which percentage will be increased to 20% in case of mergers and acquisitions.
The period of the requested mandate is 18 months, starting after approval of the suggested resolution.

EXPLANATORY NOTE TO AGENDA ITEM 8

Mandate of the Executive Board – subject to the approval of the Supervisory Board – to acquire the Company's own shares as specified in article 10 of the Articles of Association of the Company for a period of 18 months

In accordance with article 10 of the Company's Articles of Association a request is made to grant the Executive Board authorisation, for a maximum period of 18 months, subject to the approval of the Supervisory Board and without prejudice to the provisions of article 98, Book 2 of the Dutch Civil Code, to acquire ordinary shares representing a maximum of 10% of the Company's issued share capital at a price per ordinary share between the nominal value of the ordinary shares and 110% of the average price of the ordinary shares on the Euronext Amsterdam during the five trading days prior to the acquisition.
The period of the requested mandate is 18 months, starting after approval of the suggested resolution.

nutreco

AGENDA

Algemene Vergadering van Aandeelhouders van Nutreco Holding N.V., te houden op 13 mei 2004, aanvang 14.30 uur, in NH Barbizon Palace Hotel, Prins Hendrikkade 59-72, 1012 AD Amsterdam

1. Opening

2. Bericht van de Raad van Commissarissen, van het Audit Committee en van het Remuneration Committee over het boekjaar 2003

3. Verslag van de Raad van Bestuur over het boekjaar 2003

4. Jaarrekening 2003
   4.1 Vaststelling van de jaarrekening
   4.2 Bespreking reserverings- en dividendbeleid (zie toelichting)
   4.3 Voorstel tot uitkering van dividend (zie toelichting)
   4.4 Decharge van de Raad van Bestuur voor het gevoerde beleid
   4.5 Decharge van de Raad van Commissarissen voor het uitgeoefende toezicht

5. Corporate Governance (zie toelichting)
   5.1 Toelichting op het beleid inzake Corporate Governance
   5.2 Vaststelling van het beleid inzake bezoldiging van de Raad van Bestuur
   5.3 Goedkeuring regeling prestatiegebonden aandelen en prestatiegebonden opties
   5.4 Remuneratie van de Raad van Commissarissen

6. Benoeming van KPMG Accountants N.V. als externe accountant (zie toelichting)

7. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden (zie toelichting)

8. Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden (zie toelichting)

9. Mededelingen en rondvraag

10. Sluiting

TOELICHTING OP AGENDAPUNT 4.2

Reserverings- en dividendbeleid

Het dividendbeleid van de Vennootschap werd bij de beursgang in 1997 geformuleerd en geeft een uitkeringspercentage aan in de range van 30 tot 35% van het aan de houders van gewone aandelen toekomende nettoresultaat. Het dividend wordt uitgekeerd in de vorm van een interim- en een slotdividend, waarbij met inachtneming van het bepaalde in de statuten en met goedkeuring van de Raad van Commissarissen uitbetaling naar keuze van de houders van gewone aandelen kan plaatsvinden in contanten dan wel in de vorm van gewone aandelen.

TOELICHTING OP AGENDAPUNT 4.3

Voorstel tot uitkering van dividend

Het dividend van EUR 0,53 per gewoon aandeel komt overeen met een uitkeringspercentage van 35% (2002: 35%) over het in de periode van 1 januari 2003 tot en met 31 december 2003 gerealiseerde nettoresultaat vóór impairment toekomend aan de houders van gewone aandelen. Na aftrek van het in augustus 2003 uitgekeerde interimdividend van EUR 0,10 bedraagt het slotdividend EUR 0,43 per gewoon aandeel.

Conform artikel 28.2 van de statuten stelt de Raad van Bestuur met goedkeuring van de Raad van Commissarissen voor het dividend, naar keuze van de aandeelhouders, hetzij in contanten, hetzij in de vorm van gewone aandelen in het kapitaal van de Vennootschap uit te keren.

De verhouding tussen de waarde van het stockdividend en het contante dividend zal door de Raad van Bestuur op 13 mei 2004 na beurs worden vastgesteld op basis van de slotkoers van die dag. De waarde van het slotdividend in gewone aandelen zal gelijk zijn aan die van het contante dividend. De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2004 en volgende boekjaren.

TOELICHTING OP AGENDAPUNT 5

Corporate Governance

Verwezen wordt naar het Corporate Governance hoofdstuk in het Jaarverslag 2003 op blz. 47 t/m 59 met toelichting over het beleid inzake Corporate Governance aan de hand van de best practices uit de Nederlandse Corporate Governance Code.

Vaststelling van het beleid inzake bezoldiging van de Raad van Bestuur

Het beleid inzake de bezoldiging van de Raad van Bestuur voor 2004 staat beschreven op blz. 53 t/m 55 van het Jaarverslag 2003.

Goedkeuring regeling prestatiegebonden aandelen en prestatiegebonden opties

Als onderdeel van de variabele beloning van de leden van de Raad van Bestuur is een nieuw plan uitgewerkt voor de toekenning van prestatiegebonden aandelen en prestatiegebonden opties. Het aantal prestatiegebonden aandelen en prestatiegebonden opties die de leden van de Raad van Bestuur effectief ontvangen hangt af van de gerealiseerde Total Shareholders' Return (TSR) over een periode van drie jaar ('vesting') vergeleken met de TSR van een selectie van vergelijkbare bedrijven ('peer group'). Prestatiegebonden aandelen dienen gedurende een termijn van vijf jaren vanaf de vestingdatum te worden aangehouden.
Voor prestatiegebonden opties geldt een totale looptijd van acht jaar, een 'vesting' conform de voorwaarden geldend voor prestatiegebonden aandelen na drie jaar, en een uitoefenperiode na 'vesting' van vijf jaar. Een meer gedetailleerde beschrijving is opgenomen op blz. 53 t/m 55 van het Jaarverslag 2003.
De toelichting op uitgegeven, uitgeoefende en vervallen opties staat vermeld op blz. 90 t/m 92 van het Jaarverslag 2003.

Remuneratie van de Raad van Commissarissen

De toelichting op de remuneratie van de Raad van Commissarissen in 2003 is opgenomen in het Jaarverslag 2003 op blz. 82. Voor het jaar 2004 blijft de remuneratie van de Raad van Commissarissen onveranderd. Voor deelname aan commissies geldt een vergoeding van EUR 2.500 per vergadering.

TOELICHTING OP AGENDAPUNT 6

Benoeming van KPMG Accountants N.V. als externe accountant

Conform het vorig jaar aangenomen beleid om de benoeming van de externe accountant jaarlijks aan de Algemene Vergadering van Aandeelhouders voor te leggen wordt voorgesteld om KPMG Accountants N.V. te benoemen als externe accountant van de Vennootschap voor een duur verstrijkend direct na afloop van de Algemene Vergadering van Aandeelhouders van 2005.

TOELICHTING OP AGENDAPUNT 7

Machtiging van de Raad van Bestuur – onder goedkeuring van de Raad van Commissarissen - tot uitgifte van aandelen en tot het verlenen van rechten tot het nemen van aandelen als bedoeld in artikel 8 van de statuten van de Vennootschap, alsmede tot uitsluiting of beperking van het recht van voorkeur als bedoeld in artikel 9 van de statuten van de Vennootschap, voor de duur van 18 maanden

Overeenkomstig artikel 8 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om te besluiten tot uitgifte van aandelen, tot het verlenen van rechten tot het nemen van aandelen en tot het beperken of uitsluiten van voorkeursrechten van aandeelhouders. Voor de uitgifte van gewone aandelen wordt de bevoegdheid beperkt tot 10% van de uitstaande gewone aandelen ten tijde van de machtiging, welk percentage wordt verhoogd tot 20% in geval van fusie of acquisitie.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

TOELICHTING OP AGENDAPUNT 8

Machtiging van de Raad van Bestuur - onder goedkeuring van de Raad van Commissarissen - tot inkoop door de Vennootschap van eigen aandelen als bedoeld in artikel 10 van de statuten van de Vennootschap voor de duur van 18 maanden

Overeenkomstig artikel 10 van de statuten van de Vennootschap wordt gevraagd de Raad van Bestuur machtiging te verlenen om voor een periode van maximaal 18 maanden, na goedkeuring van de Raad van Commissarissen en onverminderd het bepaalde in artikel 98, Boek 2 van het Burgerlijk Wetboek, gewone aandelen vertegenwoordigende maximaal 10% van het geplaatste aandelenkapitaal van de Vennootschap te verkrijgen voor een prijs per gewoon aandeel liggend tussen de nominale waarde van de gewone aandelen en 110% van de gemiddelde koers van de gewone aandelen op de door Euronext Amsterdam N.V. gehouden Effectenbeurs gedurende de vijf handelsdagen voorafgaande aan die verkrijging.
De duur van de gevraagde machtiging is 18 maanden, beginnend na goedkeuring van het voorgestelde besluit.

(free translation)

NUTRECO HOLDING N.V.

2003 Dividend

At the Annual General Meeting of Shareholders, held on 13 May 2004, the dividend due to holders of ordinary shares for the 2003 financial year was fixed at EUR 0.53 per share. After deduction of the interim dividend of EUR 0.10, which was paid out in August 2003, the final dividend amounts to EUR 0.43 per ordinary share.

The final dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

On 13 May 2004, based on the closing of Euronext Amsterdam (EUR 25.08), the Executive Board has determined that 58 dividend rights grant the right to 1 new ordinary share (1/58 share represents a value of EUR 0.43, which is equal to the gross final dividend in cash of EUR 0.43 per ordinary share).

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

17 May 2004:	ex dividend quotation;
18 May – 1 June 2004:	decision period;
8 June 2004:	dividend payment in cash and delivery of ordinary shares.

Shareholders wishing to receive payment of the final dividend in ordinary shares should make their choice known via their bank or broker to Rabo Securities N.V., Amstelplein 1, Amsterdam (325ISS2). If no choice is made known the final dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including 1 June 2004 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities N.V., so that this conversion can take place free of commission-charges to the holders.

Boxmeer, 14 May 2004

The Executive Board

nutreco

NUTRECO HOLDING N.V.

DIVIDEND 2003

In de op 13 mei 2004 gehouden jaarlijkse Algemene Vergadering van Aandeelhouders is het dividend over het boekjaar 2003, toekomend aan houders van gewone aandelen, vastgesteld op EUR 0,53 per aandeel. Na aftrek van het in augustus 2003 uitgekeerde interimdividend van EUR 0,10 bedraagt het slotdividend EUR 0,43 per gewoon aandeel.

Het slotdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op 13 mei 2004 na sluiting van Euronext Amsterdam is, op basis van de slotkoers van die dag (EUR 25,08), door de Raad van Bestuur vastgesteld dat 58 dividendrechten recht geven op 1 nieuw gewoon aandeel (1/58 gewoon aandeel vertegenwoordigt een waarde van EUR 0,43 hetgeen gelijk is aan het bruto slotdividend in contanten van EUR 0,43 per gewoon aandeel).

De nieuwe gewone aandelen zijn gerechtigd tot dividend over 2004 en volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

17 mei 2004:	ex-dividendnotering
18 mei t/m 1 juni 2004:	keuzeperiode
8 juni 2004:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het slotdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities N.V., Amstelplein 1 te Amsterdam (325ISS2). Bij het uitblijven van een keuze wordt het slotdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 1 juni 2004 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities N.V. worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Boxmeer, 14 mei 2004

De Raad van Bestuur

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

(free translation)

NUTRECO HOLDING N.V.

Interim dividend 2004

The Executive Board has fixed the interim dividend payable to holders of ordinary shares for the period from January 1, 2004 up to and including June 30, 2004 at EUR 0.14 per share.

The interim dividend can be paid out either entirely in cash, after deduction of 25% dividend tax, or in ordinary shares which will be charged to the tax-free share premium reserve. Payment in ordinary shares is exempt from Dutch dividend taxes.

On August 3, 2004, based on the closing of Euronext Amsterdam, the Executive Board has determined that 193 dividend rights grant the right to 1 new ordinary share (1/193 share represents a value of EUR 0.14). The value of the interim dividend in ordinary shares is equal to the cash dividend.

The new ordinary shares are entitled to the final dividend for 2004 and dividend for the subsequent financial years.

Dividend rights will not be traded on Euronext Amsterdam.

The following timetable applies:

August 5, 2004:	ex dividend quotation;
August 6 – August 20, 2004:	decision period;
August 25, 2004:	dividend payment in cash and delivery of ordinary shares.

Shareholders who wish to receive payment of the interim dividend in ordinary shares should notify Rabo Securities, Amstelplein 1, Amsterdam (325ISS2) via their bank or broker. If no choice is made known the interim dividend will be paid out to shareholders in cash, after deduction of 25% dividend tax. Delivery of shares will only be made on the basis of the total number of dividend rights delivered, where any remaining fraction of one ordinary share will be paid out in cash.

Upon conversion of dividend rights in the period up to and including August 20, 2004 a commission will be paid to the institutions admitted to the Euronext Amsterdam in accordance with the overview of Rabo Securities, so that this conversion can take place free of commission-charges to the holders.

Amersfoort, August 4, 2004

The Executive Board

NUTRECO HOLDING N.V.

INTERIMDIVIDEND 2004

De Raad van Bestuur heeft het interimdividend over de periode 1 januari 2004 tot en met 30 juni 2004 toekomend aan houders van gewone aandelen vastgesteld op EUR 0,14 per gewoon aandeel.

Het interimdividend wordt naar keuze uitgekeerd geheel in contanten, onder aftrek van 25% dividendbelasting, dan wel in gewone aandelen ten laste van de belastingvrije agioreserve. De uitkering in gewone aandelen is vrij van Nederlandse dividendbelasting.

Op 3 augustus 2004 na sluiting van Euronext Amsterdam is, op basis van de slotkoers van die dag, door de Raad van Bestuur vastgesteld dat 193 dividendrechten recht geven op één nieuw gewoon aandeel (1/193 gewoon aandeel vertegenwoordigt een waarde van EUR 0,14). De waarde van het interimdividend in gewone aandelen is gelijk aan het contante dividend.

De nieuwe gewone aandelen zijn gerechtigd tot slotdividend over 2004 en dividend over de volgende boekjaren.

Op Euronext Amsterdam zal geen handel in dividendrechten plaatsvinden.

Het volgende tijdschema is van toepassing:

5 augustus 2004:	ex-dividendnotering
6 augustus t/m 20 augustus 2004:	keuzeperiode
25 augustus 2004:	betaalbaarstelling dividend in contanten en levering van gewone aandelen

Aandeelhouders die de uitkering van het interimdividend in gewone aandelen wensen te ontvangen dienen hun keuze via hun bank of commissionair kenbaar te maken bij Rabo Securities, Amstelplein 1 te Amsterdam (325ISS2). Bij het uitblijven van een keuze wordt het interimdividend in contanten, onder aftrek van 25% dividendbelasting, aan aandeelhouders uitgekeerd. Levering van aandelen zal uitsluitend geschieden op basis van het totale aantal geleverde dividendrechten, waarbij de eventueel resterende fractie van één gewoon aandeel wordt uitgekeerd in contanten.

Bij omwisseling van dividendrechten in de periode tot en met 20 augustus 2004 zal aan tot Euronext Amsterdam toegelaten instellingen de provisie conform het overzicht van Rabo Securities worden vergoed, zodat bedoelde omwisseling in genoemde periode voor de houders vrij van provisie kan plaatsvinden.

Amersfoort, 4 augustus 2004

De Raad van Bestuur

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 6 May 2004

Nutreco issues senior notes in a private placement in the United States

Nutreco Holding NV has issued US dollar 204 million senior notes in a private placement in the United States of America.

The senior notes consist of three tranches with maturities of five, seven and ten years. These notes will be used to repay part of the existing short-term bank debt by long-term debt. The notes are placed with 9 American institutional investors.

Cees van Rijn, CFO and member of Nutreco's Executive Board; "Nutreco has decided to tap the US market because it provides long term debt at attractive conditions. Additionally, tapping this market allows us to put our financing on a much broader footing".

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Sigrid van Amerongen, Corporate Communications Manager, Nutreco Holding N.V.
Telephone: +31 33 422 61 40, mobile: +31 6 51 32 76 39.

nutreco

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 13 May 2004

Nutreco expects first half result from operations in line with first half of 2003 and recovery in the second half

During the General Meeting of Shareholders, to be held this afternoon, Nutreco will give a brief update on the operations in the year-to-date and discuss the outlook for 2004.

Nutreco expects the first half year results, which will be announced on 3 August 2004, to be in line with those for the same period last year. For the second half of the year, Nutreco forecasts a clear improvement in result from operations and net result over the 2003 figures. Due to seasonal influences, Nutreco realises the largest part of its full year result in the second half of the year.

Nutreco Aquaculture realises improved Norwegian salmon prices compared to the same period last year. Salmon prices in the important US market have been lower in the past four months than in the same period last year, but have stayed at a good profitable level.

The results over the first six months will not yet reflect the recovery in Norwegian salmon prices, due to several developments. Salmon production, in particular in Canada, is still suffering the negative effects of diseases in 2003. Furthermore, investments in building a single European organisation for production, marketing and sales – instead of separate country organisations – are continuing in 2004. Exchange rate movements on balance further negatively affect results.

The demand for salmon and salmon products continues to grow strongly. The supply of salmon in Europe in the second half of this year is expected to fall short of the figure for the second half of 2003. Supply in the US market will show some growth. All in all, Nutreco expects a better balance between supply and demand in 2004 and therefore improved margins, compared to 2003.

The first months of the year are traditionally the least important months for salmon feed. Priority will still be given to credit and collections, due to the deterioration in the financial situation of several salmon farmers in recent years. Nutreco's results of its fish feed activities of farmed fish other than salmon, are in line with last year.

For **Nutreco Agriculture**, the predicted worldwide increase in poultry meat prices has not yet materialised. The negative publicity regarding the Avian Influenza outbreak in Asia in recent months presumably led to a temporary lower consumer demand for poultry products. Poultry prices in Spain in the past four months have been below those in the same period last year. High feed prices have meant higher production costs for poultry products in both the Benelux and Spain.
Nutreco's pork meat operations sustained last year's good result.

Nutreco's worldwide premix business and the compound feed business in Spain and the Benelux posted good results. Its breeding companies have recovered well after last year's Avian Influenza in the Benelux.

Outlook

The supply and demand balance of salmon in Europe in the second half of this year is expected to improve versus the second half of 2003. If prices stay at the present levels, Nutreco Aquaculture's result will show a substantial improvement. Nutreco Agriculture expects its market to recover from the adverse effect of Avian Influenza and expects the benefits of the reorganisations carried out during 2003 to show.
On this basis, Nutreco forecasts a higher result from operations and net result for the company as a whole in the second half of this year compared to the same period in 2003.

It is, however, too early to determine precisely the extent of the improvement in the result in the second half relative to the corresponding period last year. Therefore, Nutreco will not give a firm outlook for 2004 at this stage.

The interim results will be published on 3 August 2004.

* * * * *

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture.
Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees.
Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.

Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Mr F.A.C. (Frank) van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12.

14/05/2004

VALUE STOCK DIVIDEND NUTRECO HOLDING 1 SHARE FOR 58

Nutreco Holding N.V. announces that the amount of the stock dividend has been determined. This will amount to 1 new ordinary share for every 58 existing ordinary shares. Based on the closing price of 13 May 2004 of EUR 25.08, 1/58th share represents a value of EUR 0.43, which is equal to the gross final dividend in cash of EUR 0.43 per ordinary share.

The payment of the final dividend in cash and the delivery of ordinary shares will take place on 8 June 2004.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains. These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's net sales in 2003 were EUR 3,674.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:

Mr F.A.C. (Frank) van Ooijen,
Director Corporate Communications, Nutreco Holding N.V.
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12

United States Securities and Exchange Commission
Washington, D.C. 20549

Filing pursuant to Rule 12g3-2(b)

ISSUER Nutreco Holding N.V. | FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 3 August 2004

Nutreco reports higher net result in first half of 2004

- **Animal nutrition businesses again make a good contribution to the result**
- **Nutreco Aquaculture's operating result (EBITA) down, due to loss in Canada and lower salmon prices in the United States**
- **Outlook: higher operating and net result for full year**

Key figures
(EUR x million)

	H1 2004	H1 2003	Change
Net sales	1,843.9	1,730.8	6.5%
EBITA[1]	35.9	35.1	2.3%
EBIT[2]	32.8	28.0	17.1%
Net result [3]	16.2	5.7	184.2%
Net result	16.2	−186.3	–
Net earnings per share before amortisation of goodwill[3] (EUR)	0.51	0.32	59.4%
Interim dividend per ordinary share (EUR)	0.14	0.10	40.0%

[1] In 2003 before impairment of concessions (EUR 19.6 million).
[2] In 2003 before impairment of goodwill and concessions (EUR 182.9 million).
[3] In 2003 before impairment of goodwill, concessions and non-consolidated companies including tax effect (EUR 192.0 million)

'Nutreco's animal nutrition businesses (compound feed, speciality feed and fish feed) again made in 2004 an important contribution to Nutreco's result and cash flow', says Nutreco's Chief Executive Officer Wout Dekker. 'Nutreco consolidated in 2003, by means of restructuring, impairment of goodwill, cost control and improved efficiency. We are currently reviewing our strategy. The resulting actions will make our results less volatile and will improve the return on capital employed.'

2004 first-half financial results
Nutreco's net result in the first half of 2004 was EUR 16.2 million, an increase of 184.2% on the comparable figure for the same period in 2003 (EUR 5.7 million). The net result for the

first half of 2003, after impairment of goodwill, concessions and non-consolidated companies including tax effect, was a loss of EUR 186.3 million.

Net earnings per ordinary share before amortisation of goodwill was 59.4% higher, up from EUR 0.32 to EUR 0.51. Net earnings per share after amortisation of goodwill amounted to EUR 0.41, compared with a loss of EUR 5.66 per share in the first half of 2003.

Net sales for the first half of 2004 amounted to EUR 1,843.9 million, up 6.5% compared with the same period last year. The sales of Nutreco Agriculture increased mainly by compound feed sales, reflecting higher selling prices in line with higher raw material prices. Nutreco Aquaculture's sales showed little change.

The operating result before amortisation of goodwill (EBITA) increased slightly to EUR 35.9 million, compared with EUR 35.1 million for the first half of 2003. This figure includes incidental [A1]income of EUR 11.0 million for Nutreco Agriculture in respect of agreements reached with suppliers on purchase terms and partnerships. Nutreco Aquaculture's 2003 operating result included net incidental income of EUR 10.9 million.

The operating result after amortisation of goodwill (EBIT) was 17.1% higher at EUR 32.8 million, due to lower amortisation of goodwill following the impairment recognised in 2003.

Gross margin improved by 3.9% from EUR 503.1 million to EUR 522.6 million. Gross margin as a percentage of sales decreased from 29.1% to 28.3%, mainly reflecting narrower margins in the poultry businesses.

Operational expenses were 4.0% higher, rising from EUR 468.0 million to EUR 486.7 million, mainly due to slightly higher personnel costs.

Net financial income and charges were EUR 2.6 million lower compared with the first half of 2003, at EUR 13.8 million, reflecting the lower average interest rates and a decrease in average indebtedness.

The effective tax rate remained virtually the same (around 19%), mainly as a result of utilisation of tax facilities and tax loss carry-forwards.

The share in the result of non-consolidated companies increased from EUR –1.2 million to EUR 2.2 million, mainly benefiting from better performance by minority interests in Norway.

Free cash flow before acquisitions and disposals decreased from EUR 3.4 million to EUR –54.0 million, due to an increase in stocks (higher raw material prices) and the utilisation of the provisions for the restructuring exercises announced in 2003 and pensions. Investments in tangible fixed assets, which slightly increased from EUR 24.2 million to EUR 28.9 million, were mainly in new processing and packaging lines.

Nutreco's balance sheet is sound, with shareholders' equity representing 31% of total assets and net indebtedness amounting to 82% of shareholders' equity as at 30 June 2004. Nutreco placed a private loan of USD 204 million with institutional investors in the United States in May 2004 which was used to replace part of the short-term loans with long-term finance. The loan is divided into three tranches, with maturities of five, seven and ten years.

Nutreco Aquaculture
Nutreco Aquaculture's operating result (EBITA) amounted to EUR 4.0 million, a decrease of EUR 5.6 million compared with the first-half 2003 figure of EUR 9.6 million (adjusted for incidental items).

Norwegian salmon prices were higher compared with the same period last year. Salmon prices on the important US market, though lower in the first six months of this year than in the same period in 2003, remained at a profitable level, despite higher freight costs from Chile to the US. The salmon farming businesses in Canada were still suffering the effects of diseases at the farms in 2003. The implementation of a European organisation for production, marketing and sales, to replace the separate country organisations, entailed further expense in 2004.

Demand for salmon and salmon products is further growing, and the supply in Europe this year is expected to be below the 2003 level. Reasonable supply-side growth is forecasted in the US.

The weakened financial position of salmon feed customers, the forecasted decrease in European salmon production and the high raw material prices exerted modest pressure on salmon feed margins in the first half year, but Nutreco's income from feed for other species of farmed fish was in line with last year.

Nutreco Agriculture
Nutreco Agriculture's operating result (EBITA) for the first half of 2004 was EUR 18.4 million higher at EUR 40.5 million. This includes incidental income of EUR 11.0 million in respect of agreements reached with suppliers on purchase terms and partnerships. Excluding this income, the operating result was EUR 7.4 million higher at EUR [A2]29.5 million, an increase of 33.5% on the same period in 2003. This result was largely generated by a satisfactory performances of Nutreco's compound feed activities in the Benelux and Spain, in which the strategic focus is on service, advice, feed safety and efficiency. Closer cooperation between Nutreco's compound feed businesses on the one hand and its premix and speciality feed activities on the other were a contributory factor. The results on the premix operations showed little change on the same period in 2003.

Nutreco's pork business achieved a satisfactory result, despite the difficult market conditions, by continuing to focus on the top end of the industrial market and fresh, prepacked products for the retail market, efficient production and cost structure.

The restructuring of the poultry operations in the Benelux was almost completed in the first half of 2004. Nutreco intends to concentrate exclusively on fresh products for the retail and food service markets and the quality segment of the industrial market. The first six months have seen a decline in consumer demand for poultry products, caused partly by the adverse publicity surrounding the outbreak of avian flu in Asia.

Poultry product prices in Spain in the first half of 2004 were below those in the same period last year. Higher feed prices resulted in higher production costs, bringing pressure on margins.

The poultry breeding businesses have nearly recovered from last year's avian flu in the Benelux.

Interim dividend

The interim dividend per ordinary share for 2004 has been fixed at EUR 0.14, which equates to a pay-out of 35% of the net result available to holders of ordinary shares. Shareholders can opt to have the dividend paid in cash or shares. Shareholders wishing to receive the dividend in ordinary shares must notify the company of their choice in the period from 6 August until close of trading on Euronext on 20 August 2004. The dividend will be payable as from 25 August 2004. The exchange ratio will be determined after close of trading on 3 August 2004, on the basis of the closing price. Ordinary shares will be issued to enable payment of the stock dividend.

Outlook

The balance between the supply of and the demand for salmon in Europe is expected to improve in the second half of this year. Higher salmon prices will translate into an improved result.

The market is expected to continue to recover from the adverse effects of the avian flu in the Benelux in 2003. The reorganisation of Nutreco Agriculture's poultry businesses in the Benelux will yield savings this year. The poultry businesses in Spain will show an improved result, thanks to a combination of higher prices and lower feed costs. The compound feed and premix activities are expected to achieve healthy growth.

On that basis, an improvement in both operating and net result is forecasted for Nutreco as a whole in 2004 compared with 2003.

*****

Nutreco Holding N.V.

Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is active at several stages in the fish, poultry and pork production chains.
Its activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. These are subdivided into eight groups, each comprising several business units, which operate over 120 production and processing plants in 22 countries and employ around 13,000 people.

Since its flotation in June 1997, Nutreco has made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States.
Nutreco's sales in 2003 totalled EUR 3,674.3 million. Nutreco is quoted on the Official List of the Euronext stock exchange in Amsterdam and is included in the Amsterdam Midkap Index and the Euronext 150 Index.

For more information, call:
Frank van Ooijen, Director Corporate Communications, Nutreco Holding N.V.
Tel.: +31 33 422 6140 or +31 65 534 0012 (mobile).

Consolidated profit and loss account

(EUR x million)

	First half 2004	First half 2003*	First half 2003
Net sales	**1,843.9**	**1,730.8**	**1,730.8**
Cost of sales	1,321.3	1,227.7	1,227.7
Gross margin	**522.6**	**503.1**	**503.1**
Operating expenses	486.7	468.0	468.0
Impairment of concessions	–	–	19.6
Operational expenses	**486.7**	**468.0**	**487.6**
Operating result before amortisation of goodwill (EBITA)	**35.9**	**35.1**	**15.5**
Amortisation of goodwill	3.1	7.1	7.1
Impairment of goodwill	–	–	163.3
Operating result (EBIT)	**32.8**	**28.0**	**–154.9**
Net financial income and charges	–13.8	–16.4	–16.4
Result before tax	**19.0**	**11.6**	**–171.3**
Taxation	–3.7	–2.2	3.3
Share in result of non-consolidated companies	2.2	–1.2	–1.2
Impairment of non-consolidated companies	–	–	–14.6
Result after tax	**17.5**	**8.2**	**–183.8**
Minority interests	–1.3	–2.5	–2.5
Net result	**16.2**	**5.7**	**–186.3**
Dividend on cumulative preference shares	–2.3	–2.3	–2.3
Net result available to holders of ordinary shares	**13.9**	**3.4**	**–188.6**
Key data per ordinary share:			
Undiluted earnings per ordinary share (EUR)	0.41	0.10	–5.66
Diluted earnings per ordinary share (EUR)	0.41	0.10	–5.59
Net earnings per ordinary share before amortisation of goodwill (EUR)	0.51	0.32	–5.45
Average number of outstanding ordinary shares (x 1,000)	33,498	33,328	33,328
Number of outstanding ordinary shares on 30 June (x 1,000)	33,957	33,340	33,340

Financial ratios

	First half 2004	First half 2003*
Operating result (EBITA) as % of net sales	1,9%	2,0%
Solvency ratio	31%	30%
Interest cover (EBITDA/interest)	6,1	5,2
Net debt/shareholders' equity	82%	85%

* *Before impairment of goodwill, concessions and non-consolidated companies, including tax effect.*

Unaudited

Information by business stream

Net sales by business stream
(EUR x million)

	First half year 2004	First half year 2003	% change
Aquaculture	520.5	516.2	0.8%
Agriculture	1,323.4	1,214.6	9.0%
Nutreco total	**1,843.9**	**1,730.8**	**6.5%**

EBITA by business stream, normalised for incidental items
(EUR x million)

	First half 2004	First half 2003*	% change	First half 2004	Normalised First half 2003*	% change
Operating result before amortisation of goodwill (EBITA)						
Aquaculture	4.0	20.5	–80.5%	**4.0**	**9.6**	–58.3%
Agriculture	40.5	22.1	83.3%	**29.5**	**22.1**	33.5%
Corporate	–8.6	–7.5	–14.7%	**–8.6**	**–7.5**	–14.7%
Incidental items	–	–		**11.0** [1]	**10.9** [2]	
Total	**35.9**	**35.1**	**2.3%**	**35.9**	**35.1**	**2.3%**

[1] EUR 11.0 million relates to supply agreements and partnerships in the Agriculture Business Stream
[2] EUR 10.9 million relates to income of EUR 17.5 million in respect of supply agreements and partnerships less reorganisation costs of EUR 6.6 million in the Aquaculture Business Stream.

* *Before impairment of goodwill and concessions.*

Consolidated balance sheet
(EUR x million)

	30 June 2004	31 December 2003
Fixed assets		
Intangible fixed assets	198.5	199.3
Tangible fixed assets	497.4	514.6
Financial fixed assets	27.9	27.3
Total fixed assets	**723.8**	**741.2**
Current assets		
Stocks	443.9	397.5
Receivables	591.8	532.7
Cash and cash equivalents	25.0	31.8
Total current assets	**1,060.7**	**962.0**
Total assets	**1,784.5**	**1,703.2**
Shareholders' equity	552.0	536.3
Minority interests	13.4	14.0
Provisions	26.1	43.4
Deferred taxes	18.1	20.3
Long-term liabilities	450.1	395.6
Current liabilities		
Interest-bearing	30.1	27.8
Non-interest-bearing	694.7	665.8
Total shareholders' equity and liabilities	**1,784.5**	**1,703.2**

Shareholders' equity
(EUR x million)

As at 31 December 2003	**536.3**
Share issue	0.7
Net result available to holders of ordinary shares	13.9
2003 final dividend in cash	–4.6
Options	0.1
Exchange differences	5.6
As at 30 June 2004	**552.0**

Unaudited

Cash flow statement
(EUR x million)

	First half 2004	First half 2003*	First half 2003
Operating result (EBIT)	**32.8**	**28.0**	**–154.9**
Amortisation of intangible fixed assets	5.5	10.2	193.1
Depreciation of tangible fixed assets	45.2	46.7	46.7
Operating result before amortisation/depreciation (EBITDA)	**83.5**	**84.9**	**84.9**
Movement in working capital	–60.6	–23.8	–23.8
Movement in provisions	–19.5	–2.0	–2.0
Cash flow from business operations	**3.4**	**59.1**	**59.1**
Net interest paid	–14.3	–20.3	–20.3
Income taxes paid	–13.2	–10.8	–10.8
Other movements	–1.0	–0.4	–0.4
Cash flow from operating activities	**–25.1**	**27.6**	**27.6**
Investments in fixed assets	–28.9	–24.2	–24.2
Free cash flow before acquisitions / disposals	**–54.0**	**3.4**	**3.4**
Acquisitions/disposals	–0.1	–12.2	–12.2
Free cash flow after acquisitions / disposals	**–54.1**	**–8.8**	**–8.8**
Cash flow from financing activities	53.2	25.9	25.9
Dividend paid	–6.0	–7.6	–7.6
Exchange differences	0.1	0.5	0.5
Net cash flow	**–6.8**	**10.0**	**10.0**

* *Before impairment of goodwill and concessions.*

Unaudited